

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2023

Zhou Pengwu
Chief Executive Officer
Aesthetic Medical International Holdings Group Ltd
1122 Nanshan Boulevard
Nanshan District, Shenzhen
Guangdong Province, China 518052

**Re: Aesthetic Medical International Holdings Group Ltd
Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2022
File No. 001-39088**

Dear Zhou Pengwu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Yu Wang